

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2012

Via Email
Joseph M. Harary, Esq.
President and Chief Executive Officer
Research Frontiers Incorporated
240 Crossways Park Drive
Woodbury, New York 11797

> **Re: Research Frontiers Incorporated**
> **Registration Statement on Form S-3**
> **Filed November 6, 2012**
> **File No. 333-184785**

Dear Mr. Harary:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise to clarify that the issuance of shares underling the 250,000 warrants sold in October 2012 in reliance upon Section 4(a)(2) will also be effected pursuant to an exemption from the registration requirements of the Securities Act to the extent those sales of underlying common stock are to holders of the warrants who acquired the warrants in unregistered transactions. It appears that the registration of the offer and sale of shares underlying the 250,000 warrants should be limited to transferees of the warrants who acquire those securities in registered transactions following the effective date of the registration statement. Revise or advise.

Incorporation of Certain Information by Reference, page 13

2.   We note that your proxy statement was filed on April 25, 2012, rather than April 27, 2012. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jan Woo, Attorney-Advisor, at (202) 551-3453 with any questions. If you need further assistance, please contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        W. Morgan Burns
        Faegre Baker Daniels LLP